

January 29, 2021

William V. Williams
Chief Executive Officer
BriaCell Therapeutics Corp.
Suite 300 – 235 West 15th Street
West Vancouver, BC V7T 2X1

> **Re: BriaCell Therapeutics Corp.**
> **Amendment No. 13 to Registration Statement on Form F-1**
> **Filed January 15, 2021**
> **File No. 333-234292**

Dear Dr. Williams:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 13 to Registration Statement on Form F-1

Prospectus Summary, page 1

1. We note that you updated the filing to add financial results for the period ended October 31, 2020. Given the significant changes in your operating results, which you attribute to "the effects of COVID-19 and lack of funds," please revise the summary to address the impact of the pandemic, including without limitation, the impact on your clinical trials.

   You may contact Franklin Wyman at (202) 551-3660 or Angela Connell at (202) 551-3426 if you have questions regarding the financial statements and related matters. Please contact Abby Adams at (202) 551-6902 or Joe McCann at (202) 551-6262 with any other questions.

         Sincerely,

         Division of Corporation Finance
         Office of Life Sciences

cc: Avital Perlman